

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Steven Feng
Chief Financial Officer
NIO Inc.
Building 20, 56 Antuo Road
Jiading District, Shanghai 201804
People's Republic of China

   Re: NIO Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2022
    File No. 001-38638

Dear Steven Feng:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Disclosure Review Program

cc: Yuting Wu, Esq.